January 14, 2020

Ronald Miller
Chief Executive Officer
Discount Print USA, Inc.
6672 Spencer Street, Suite 800
Las Vegas, Nevada 89119
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       Re: Discount Print USA, Inc.
           Amendment No. 2 to Offering Circular on Form 1-A
           Filed January 3, 2020
           File No. 024-11109

Dear Mr. Miller:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 17, 2019 letter.

Form 1-A/A filed on January 3, 2020

Management's Discussion and Analysis, page 19

1. Please revise MD&A to include a discussion of your results of operations and information regarding your liquidity and capital resources for the interim period ended December 31,
      2019. Refer to the Instructions to Item 9(a) and Item 9(b) of Form 1-A. Interim Financial Statement for the period ended December 31, 2019, page 43

2. We note your financial statements and related notes to the financial statements for the period ended December 31, 2019 have been labeled as pro forma. Please explain to us the nature of the pro forma presentation and why you believe such presentation is appropriate,
 Ronald Miller
Discount Print USA, Inc.
January 14, 2020
Page 2
         or revise your description of the financial statements and related notes accordingly.
        You may contact Melissa Gilmore, Staff Accountant, at (202) 551-3777 or Jean Yu, Staff
Accountant at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at
(202) 551-3464
or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



FirstName LastNameRonald Miller                                Sincerely,
Comapany NameDiscount Print USA, Inc.
                                                               Division of
Corporation Finance
January 14, 2020 Page 2                                        Office of
Manufacturing
FirstName LastName